February 9, 2009

Pamela Long

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W. 3561

Washington, D.C. 20549

Re:	Perf-Go Green Holdings, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed February 9, 2008

File No. 333-152949

Dear Ms. Long:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 10:00 a.m., Eastern time, on February 10, 2009 or as soon as practicable thereafter.

In connection with this request, we acknowledge the following:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Perf-Go Green Holdings, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.

Perf-Go Green Holdings, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Perf-Go Green Holdings, Inc.

By: /s/ Anthony Tracy
Name: Anthony Tracy
Title:	Chief Executive Officer